Exhibit 99.1

BAYTEX PROVIDES OPERATIONAL AND MARKETING UPDATE

CALGARY, ALBERTA (January 9, 2014) - Baytex Energy Corp. (“Baytex”) (TSX, NYSE: BTE) is pleased to provide an operational and marketing update.

Commenting on the outlook for 2014, James Bowzer, President and Chief Executive Officer, said: “We are excited to be entering 2014 in what could truly be a break-out year for Canadian heavy oil. Our drilling program is well underway and we are targeting 6% production growth this year. Importantly for Baytex, heavy oil differentials in early 2014 have improved considerably from a year ago.”

Operational Update

As we enter 2014, our drilling program is well underway with 15 drilling rigs running in January, including seven in Lloydminster, four in Peace River (two drilling production wells and two drilling stratigraphic wells) and one in North Dakota. Our productive capacity today is approximately 60,000 boe/d, consistent with our full-year 2014 production guidance of 60,000 to 62,000 boe/d.

During Q4/2013, our transportation operations were hampered by severe winter weather which impacted our ability to deliver crude oil from the field to sales delivery points. As inventory levels reached capacity, production was curtailed by up to 5,000 bbl/d during the month of December. Based on field estimates, our average production during Q4/2013 is estimated at 58,000 boe/d, which brings full-year 2013 production to approximately 57,100 boe/d. We drilled 24 gross (23.7 net) operated oil wells in Q4/2013, including 11 cold multi-lateral wells at Peace River, the remaining five wells of our 15-well CSS module at Cliffdale and seven horizontal wells at Lloydminster.

For 2014, we are targeting an organic production growth rate of 6%. Our 2014 capital budget of $485 million includes the drilling of 201 net wells, of which 156 will target crude oil, three will target natural gas and 42 will be stratigraphic and service wells. Our 2014 stratigraphic and service well program will support multi-lateral drilling programs in future years and further delineate our lands for thermal development.

Marketing Update

Our 2014 production mix is forecast to be approximately 89% liquids (75% heavy oil and 14% light oil and natural gas liquids) and 11% natural gas, based on a 6:1 natural gas-to-oil equivalency. Approximately 80% of our heavy crude volumes are priced off the Western Canadian Select heavy oil price (“WCS”).

During Q4/2013, we witnessed seasonal weakness in the price differentials for all grades of crude oil in Canada (synthetic, light, sour and heavy) due to a combination of planned and unplanned refinery outages, pipeline maintenance and increased supplies. The discount for Canadian heavy oil, as measured by the WCS price differential to WTI, averaged US$32.20/bbl (or 33%) in Q4/2013 as compared to US$17.48/bbl (or 17%) in Q3/2013.

The WCS differential averaged US$29.17/bbl in January and the February index is currently trading in the US$18-20/bbl range. The forward market for 2014 is approximately US$19/bbl. While we expect heavy differentials to remain volatile, there are a number of positive catalysts that are likely to unfold in 2014 that should ultimately contribute to sustained lower differentials and stronger heavy oil pricing. These include ongoing refinery conversions, continued increases in crude by rail volumes, and a number of pipeline capacity improvements and expansion projects.

We continue to take advantage of the strength in prices to add to our hedge portfolio. For Q1/2014, we have entered into hedges on approximately 51% of our WTI exposure at a weighted average price of US$99.24/bbl, and for the full-year 2014, on approximately 31% of our WTI exposure at a weighted average price of US$98.18/bbl. We have recently added to our WCS hedge portfolio, entering into physical hedges on 3,000 bbl/d at an average WCS differential of US

Baytex Energy Corp.
Press Release
January 9, 2014

$19.10/bbl for the remainder of 2014. For Q1/2014, our heavy oil sales portfolio is comprised of approximately 57% crude by rail, 20% WCS index, 15% heavy sour, and 8% term pipeline.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to: our production growth rate for 2014; our average production rates for the fourth quarter of 2013, full-year 2013 and full-year 2014; our exploration and development capital expenditures for 2014; the number and type of wells to be drilled in 2014; our ability to use stratigraphic and service wells to support future drilling programs and to delineate our lands for thermal development; our production mix for 2014; the portion of our production volumes that is priced off the Western Canadian Select heavy oil price; the outlook for Canadian heavy oil prices and the pricing differential between Canadian heavy oil and West Texas Intermediate light oil; and the existence, operation and strategy of our risk management program for commodity prices, heavy oil differentials and interest and foreign exchange rates. In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future. Cash dividends on our common shares are paid at the discretion of our Board of Directors and can fluctuate. In establishing the level of cash dividends, the Board of Directors considers all factors that it deems relevant, including, without limitation, the outlook for commodity prices, our operational execution, the amount of funds from operations and capital expenditures and our prevailing financial circumstances at the time.

These forward-looking statements are based on certain key assumptions regarding, among other things: petroleum and natural gas prices and pricing differentials between light, medium and heavy gravity crude oil; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the receipt, in a timely manner, of regulatory and other required approvals; the availability and cost of labour and other industry services; the amount of future cash dividends that we intend to pay; interest and foreign exchange rates; and the continuance of existing and, in certain circumstances, proposed tax and royalty regimes. Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: declines in oil and natural gas prices; risks related to the accessibility, availability, proximity and capacity of gathering, processing and pipeline systems; variations in interest rates and foreign exchange rates; risks associated with our hedging activities; uncertainties in the credit markets may restrict the availability of credit or increase the cost of borrowing; refinancing risk for existing debt and debt service costs; access to external sources of capital; third party credit risk; a downgrade of our credit ratings; risks associated with the exploitation of our properties and our ability to acquire reserves; increases in operating costs; changes in government regulations that affect the oil and gas industry; changes to royalty or mineral/severance tax regimes; risks relating to hydraulic fracturing; changes in income tax or other laws or government incentive programs; uncertainties associated with estimating petroleum and natural gas reserves; risks associated with acquiring, developing and exploring for oil and natural gas and other aspects of our operations; risks associated with properties operated by third parties; risks associated with delays in business operations; risks associated with the marketing of our petroleum and natural gas production; risks associated with large projects or expansion of our activities; risks related to heavy oil projects; expansion of our operations; the failure to realize anticipated benefits of acquisitions and dispositions or to manage growth; changes in environmental, health and safety regulations; the implementation of strategies for reducing greenhouse gases; competition in the oil and gas industry for, among other things, acquisitions of reserves, undeveloped lands, skilled personnel and drilling and related equipment; the activities of our operating entities and their key personnel and information systems; depletion of our reserves; risks associated with securing and maintaining title to our properties; seasonal weather patterns; our permitted investments; access to technological advances; changes in the demand for oil and natural gas products; involvement in legal, regulatory and tax proceedings; the failure of third parties to comply with confidentiality agreements; risks associated with the ownership of our securities, including the discretionary nature of dividend payments and changes in market-based factors; risks for United States and other non-resident shareholders, including the ability to enforce civil remedies, differing practices for reporting reserves and production, additional taxation applicable to non-residents and foreign exchange risk; and other factors, many of which are beyond the control of Baytex. These risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2012, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

Baytex Energy Corp.
Press Release
January 9, 2014

Baytex Energy Corp.

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Williston Basin in the United States. Approximately 89% of Baytex's production is weighted toward crude oil. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytex.ab.ca or contact:

Brian Ector, Vice President, Investor Relations

Toll Free Number: 1-800-524-5521
Email: investor@baytex.ab.ca